FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following news release was issued today by SABB - The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

                             THE SAUDI BRITISH BANK
                      FIRST HALF 2006 RESULTS - HIGHLIGHTS

- Net profit of SAR1,809 million (US$482 million) for the six months ended
  30 June 2006 - up SAR609 million (US$162 million) or 50.8 per cent over the same period in 2005.

- Customer deposits of SAR55.1 billion (US$14.7 billion) at 30 June
  2006 - up SAR10.6 billion (US$2.8 billion) or 23.8 per cent over 30 June 2005.

- Loans and advances to customers of SAR39.1 billion (US$10.4 billion) at 30 June 2006 - up SAR3.7 billion (US$1.0 billion) or 10.5 per cent over 30 June 2005.

- Total assets of SAR72.8 billion (US$19.4 billion) at 30 June 2006 - up SAR12.3 billion (US$3.3 billion) or 20.3 per cent over 30 June 2005.

- Earnings per share of SAR4.82 (US$1.29) for the six months ended
  30 June 2006 - up 50.8 per cent from SAR3.20 (US$0.85) over the same period in 2005^.

^ Earnings per share for the half year ended 30 June 2005 have been adjusted to reflect a 1:2 bonus issue approved at the Annual General Meeting held on 21 March 2006 and a 5:1 share split effective 8 April 2006.

Commentary

SABB recorded a net profit of SAR1,809 million (US$482 million) for the six months ended 30 June 2006, an increase of 50.8 per cent over the SAR1,200 million (US$320 million) earned in the first half of 2005. Earnings per share increased to SAR4.82 (US$1.29) compared to SAR3.20 (US$0.85) for the same period last year^.Customer deposits increased to SAR55.1 billion (US$14.7 billion)at 30 June 2006 from SAR44.5 billion (US$11.9 billion) at 30 June 2005.

Loans and advances to customers increased to SAR39.1 billion (US$10.4 billion) at 30 June 2006 from SAR35.4 billion (US$9.4 billion) at 30 June 2005.

The bank's investment portfolio totalled SAR15.3 billion (US$4.1 billion) at 30 June 2006, against SAR17.0 billion (US$4.5 billion) at 30 June 2005.

John Coverdale, managing director of SABB, said: "We are pleased with SABB's performance for the first half of 2006. The bank continues to deliver consistently superior returns for its shareholders. These very robust half-year results demonstrate the strength of its core and well-diversified banking businesses.

"This underlying strength has enabled the bank to weather the volatile stock market conditions of the last few months and places it on a solid footing for future growth. Operating revenues, excluding gains on non-trading investments, have grown by over 52 per cent compared to the comparable period in 2005, and customer deposit growth accelerated during the year. SABB continues to build on its high standards of customer service and invest in product delivery systems. Credit quality remains sound and our capital and liquidity positions remain very strong.

"In April, SABB issued a EUR325 million five year Floating Rate Note (FRN) under its US$1 billion Euro Medium Term Note (EMTN) programme. This was the first ever euro denominated international bond by a Middle Eastern issuer.

"In the recent Euromoney awards, SABB's investment banking joint venture with HSBC was named 'Best Investment Bank in Saudi Arabia'. This was the first such award by Euromoney and highlights the value to our customers of SABB's investment with HSBC in this fast developing and key market sector.

"The Directors have approved the payment of a net interim dividend of SAR1.5 per share to SABB shareholders (gross dividend of SAR1.625 per share). This amounts to a total gross interim dividend payment of SAR609 million and represents 33.7 per cent of net profits achieved for the first half of 2006.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  11 July, 2006